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                           December 27, 2023

       Michael Beland
       Chief Accounting Officer
       Driven Brands Holdings Inc.
       440 South Church Street, Suite 700
       Charlotte, NC 28202

                                                        Re: Driven Brands
Holdings Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Item 2.02 Form 8-K
Dated November 1, 2023
                                                            Response Dated
December 14, 2023
                                                            File No. 001-39898

       Dear Michael Beland:

              We have reviewed your December 14, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2023 letter.

       Item 2.02 Form 8-K Dated November 1, 2023

       Exhibit 99.1
       Reconciliation of Non-GAAP Financial Measures, page 8

   1. We read your response to prior comment 2. Removing the effects of the straight-line rent adjustment in arriving
at adjusted net income, adjusted earnings per share and adjusted
                                                        EBITDA appears to
substitute individually-tailored recognition and measurement methods for GAAP. Please no
longer include this adjustment. Refer to Question 100.04 of the Non-
                                                        GAAP Financial Measures
Compliance and Disclosure Interpretations.
 Michael Beland
FirstName LastNameMichael
Driven Brands  Holdings Inc. Beland
Comapany27,
December  NameDriven
              2023      Brands Holdings Inc.
December
Page 2    27, 2023 Page 2
FirstName LastName
       Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you
have any questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services